Exhibit 99.1

NewsRelease

TransCanada Statement Regarding NEB Decision on
 Canadian Mainline Restructuring Proposal

CALGARY, Alberta – March 27, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today responded to the National Energy Board (NEB) decision on TransCanada’s 2012-2013 restructuring proposal for tolls and service on the Canadian Mainline. The NEB decision was released this afternoon following a lengthy public hearing that concluded last December.

After an initial review of the 257-page decision, which was based on thousands of pages of testimony, the company provided the following statement:

“The National Energy Board has approved some of TransCanada’s proposals related to Mainline tolls and has denied a number of the fundamental concepts we put forward to improve competitiveness and recover costs. The board has also introduced several new elements that were not part of our application, including fixing tolls outside the timeframe applied for. This is a long and complex decision and we will need time to complete a full analysis before we can comment any further on how this decision will impact TransCanada.”

The NEB’s Reasons for Decision RH-003-2011 is available online at http://www.neb-one.gc.ca/

The Canadian Mainline is an important piece of North America’s natural gas network, connecting the gas fields of the WCSB to the high-population markets of Ontario and Quebec. Usage of the Mainline has shifted from long-haul, base-load shipments to one providing a greater proportion of short-haul, seasonal peaking use. As the largest natural gas transportation system on the continent, significant Mainline capacity is still required to provide gas to eastern markets particularly during the coldest months of the year.

TransCanada submitted a comprehensive proposal to restructure its services and tolling on the Canadian Mainline in response to the significant changes that have occurred in the North American natural gas market over the last five years that have fundamentally altered the usage patterns on the Mainline. The changes proposed were a balanced solution that intended to decrease tolls from the WCSB to markets, for the benefit of all stakeholders.

** Note to reporters: This statement will be the extent of TransCanada’s comment on the decision at this time.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis filed February 13, 2013 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522